UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 19, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EchoStar Corporation – File No. 001-33807
Hughes Satellite Systems Corporation – File No. 333-179121

CF# 31140

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EchoStar Corporation and Hughes Satellite Systems Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on May 9, 2014.

Based on representations by EchoStar Corporation and Hughes Satellite Systems Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through May 9, 2024
Exhibit 10.2	through May 9, 2024
Exhibit 10.3	through May 9, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary